UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to______.

Commission file numbers 1-13796 and 333-117248.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Gray Television, Inc.
                    Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Gray Television, Inc.
                    4370 Peachtree Rd. NE
                    Atlanta, Georgia 30319

GRAY TELEVISION, INC.

FORM 11-K

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the Gray Television, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of McGladrey & Pullen, LLP, independent auditors, dated June 3, 2005 AND PricewaterhouseCoopers, LLP, independent auditors, dated May 28, 2004.

(b)	Exhibit. Consents of McGladrey & Pullen, LLP dated June 25, 2005 and PricewaterhouseCoopers, LLP dated June 28, 2005 being filed as an exhibit to this report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAY TELEVISION, INC.
CAPITAL ACCUMULATION PLAN

Date: June 28, 2005	By:	/s/ James C. Ryan

James C. Ryan
Gray Television, Inc.
Chief Financial Officer

GRAY TELEVISION, INC.

FORM 11-K

EXHIBIT INDEX

Exhibit		Page
Number	Exhibit	Number

23.1	Consent of McGladrey & Pullen, LLP to incorporation of its report by reference in Gray Television, Inc. Registration Statement on Form S-8, No. 1-13796 and No. 333-117248	12

23.2	Consent of PricewaterhouseCoopers, LLP to incorporation of its report by reference in Gray Television, Inc. Registration Statement on Form S-8, No. 1-13796 and No. 333-117248	13

Gray Television, Inc.
Capital Accumulation Plan
Financial Statements and
Supplemental Schedules
December 31, 2004 and 2003

Gray Television, Inc. Capital Accumulation Plan
Index
December 31, 2004 and 2003

Page(s)

Reports of Independent Registered Public Accounting Firms	1-2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-9
Supplemental Schedules
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10
Schedule H, Line 4j — Schedule of Reportable Transactions	11
EX-23.1 CONSENT OF MCGLADREY & PULLEN LLP
EX-23.2 CONSENT OF PRICEWATERHOUSECOOPERS LLP

Schedules required under the Employee Retirement Income Security Act of 1974, other than the Schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Gray Television, Inc. Capital Accumulation Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the “Plan”) at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers, LLP

Atlanta, Georgia
May 28, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Gray Television, Inc. Capital Accumulation Plan
Albany, Georgia

We have audited the accompanying statements of net assets available for benefits of Gray Television, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Gray Television, Inc. Capital Accumulation Plan as of December 31, 2004, and the changes in its financial status for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey and Pullen LLP

West Palm Beach, Florida
June 3, 2005

Gray Television, Inc. Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Cash	$—	$274,693

Investments
Participant-directed
Mutual funds	30,330,344	27,287,877
Participant loans	573,219	369,914
Self directed brokerage account	227,292	—

Total participant directed	31,130,855	27,657,791

Nonparticipant-directed
Investment in Gray Television, Inc. Common Stock Fund- Class A shares of Gray Television, Inc. Class A Common stock allocated to participants	432,556	512,554
Cash	—	12,234
Investment in Gray Television, Inc. Common Stock Fund Shares of Gray Television, Inc. Common stock allocated to participants	7,818,679	5,910,189
Cash	—	101,347

Total nonparticipant directed	8,251,235	6,536,324

Total investments	39,382,090	34,194,115

Receivables
Employer contributions	1,385,479	697,981
Participant contributions	309,801	—
Other	40,000	—

Total receivables	1,735,280	697,981

Total assets	41,117,370	35,166,789

Liabilities
Due to employer	54,000	—

Total liabilities	54,000	—

Net assets available for benefits	$41,063,370	$35,166,789

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions in net assets attributed to
Investment income
Net appreciation in fair value of investments	$2,464,309
Interest and dividends	62,879

Total investment income	2,527,188

Contributions
Rollover contributions	104,059
Participant contributions	3,691,220
Employer contributions – matching	1,386,870
Employer contributions – voluntary	1,205,302

Total contributions	6,387,451

Total additions	8,914,639

Deductions from net assets attributed to
Benefits paid to participants	3,009,298
Administrative expenses	8,760

Total deductions	3,018,188

Net increase in net assets available for benefits	5,896,581
Net assets available for benefits, beginning of year	35,166,789

Net assets available for benefits, end of year	$41,063,370

The accompanying notes are an integral part of these financial statements.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of the Gray Television, Inc. Capital Accumulation Plan (the “Plan”) provides only general information. Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established and made effective October 1, 1994, for the administration and allocation of contributions by Gray Television, Inc. (the “Employer”), and to encourage eligible employees to defer a part of their current income to provide for their retirement, death, or disability under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers all employees of Gray Television, Inc. and its subsidiaries and affiliates that adopt the Plan. Employees who have completed one eligibility year of service as defined in the plan document may become a participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The “Employer” is the Plan’s sponsor and Plan administrator. Prior to April 1, 2004, Circle Trust Company (“Circle Trust”) is the Plan’s trustee and custodian and Leggette & Company (“Leggette”) is the Plan’s recordkeeper through March 31, 2004. Effective April 1, 2004, Reliance Trust Company (“Reliance”) became the Plan’s trustee and custodian. Effective April 1, 2004, Metropolitan Life Insurance Company (“MetLife”) became the Plan’s recordkeeper.

Contributions

The Plan allows participants to make contributions up to a maximum of 16 percent of their compensation on a before-tax basis. Participants may change their deferral options quarterly.

Participants’ contributions on a before-tax basis are limited by the Internal Revenue Code Section 402( c ) (5) to $13,000 in 2004. In addition, total annual additions to all individual participant accounts shall not exceed the lesser of $41,000 or 100 percent of a participant’s annual compensation. Contributions by highly compensated employees are subject to additional restrictions.

The Employer shall contribute to the Plan a matching percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of Plan participants not to exceed 6 percent of eligible compensation as defined in the Plan document. The matching percentage was 50 percent for the year ended December 31, 2004. Additionally, the employer may elect to make a voluntary contribution to each active participant account based on the respective participant’s eligible compensation during the year. The voluntary contribution was equal to two percent of eligible compensation for the year ended December 31, 2004. The Employer’s contributions are made in shares of Gray Television, Inc. common stock.

Investment Options

Participants may direct their contributions, employer contributions, and any related earnings into various mutual funds sponsored by Reliance Trust. Participants may change their investment elections daily. Matching contributions made in shares of Gray Television, Inc. common stock may not be redirected by a participant until the participant’s accounts are fully vested.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

Vesting

Participants are immediately vested in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon become 100 percent vested after the participant completes three years of service as defined in the Plan document. Upon termination of employment the nonvested portion of a participants account is forfeited. Forfeitures of Employer contributions are used to reduce future Employer contributions. Forfeitures of nonvested amounts were $136,489 for the year ended December 31, 2004.

Payment of Benefits

Upon retirement, death, disability, or termination of employment, a participant, or designated beneficiary, may elect to receive the vested balance in the participant’s account in the form of a single lump-sum cash payment or a direct rollover to another retirement plan.

Participant Loans

Participants may receive a loan from their account subject to the adoption of a written loan agreement and approval of the participant’s application. The maximum loan amount is the lesser of $50,000 or one-half of a participant’s vested account balance, with a minimum loan amount of $1,000. Loans are payable through payroll deductions over periods ranging up to five years, unless the loan qualifies as a home loan in which case the repayment period may be longer. The interest rate is determined by the Recordkeeper based on prevailing market conditions and is fixed over the life of the note. The loan interest rate is equal to the prime rate for major banks, as published in The Wall Street Journal on the date the loan is approved, plus one percent. The interest rates on outstanding participant loans as of December 31, 2004 ranged from 5 percent to 10.5 percent.

Plan Termination

The Plan may be terminated or amended by the Board at any time, provided, however, that no such amendment shall make it possible for any part of the corpus or income of the Plan to be used for or directed to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated by the Employer, each participant’s account will become fully vested and nonforfeitable.

2.	Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting.

Contributions

Employer contributions are accrued in the period in which they become obligations of the Company. The amount is determined in accordance with the provision of the Plan as approved by the Company’s Board of Directors. Contributions from participants are made on a voluntary basis. The number of shares of Gray Television, Inc. common stock contributed to the Plan by the Employer is determined using the most recent closing price per share on the contribution date as reported on the New York Stock Exchange.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

Payments of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Gray Television, Inc. common stock are valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange, or if no sales were made that date, at the closing price on the next preceding day on which sales were made. Shares of mutual funds are valued at the reported net asset value of the mutual fund each business day.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis. Realized gains and loses on sales of investments are determined on the basis of average cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Administrative Expenses

The Employer pays all administrative expenses of the Plan except for certain contract administrative and trustee fees. Such charges not paid by the employer are applied directly to the accounts of the participants and are classified as administrative expenses in the statement of changes in net assets available for benefits. Administrative expenses paid by the Employer are not included in the financial statements of the Plan.

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

3.	Investments

The fair values of investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
Participant directed:
Mutual Funds:
American Funds American Balanced Fund	$2,615,916	$—
American Funds Growth Fund of America Fund	2,073,500	4,767,628
American Century Strategic Allocation Conservative Fund	11,862,145	—
American Century Strategic Allocation Aggressive Fund	5,492,672	—
American Century Strategic Allocation Moderate Fund	4,234,113	—
American Funds Investment Company of America Fund	1,163,795	7,375,128
American Funds Intermediate Bond Fund	—	6,954,019
American Funds Cash Management Trust	—	4,774,877
Other	3,688,714	3,786,139

Total Mutual Funds	31,130,855	27,657,791

Nonparticipant directed:
Common Stock (held in the Gray Television, Inc. Common Stock Fund)	7,818,679	5,910,189
Other	432,556	626,135

Total Common Stock	8,251,235	6,536,324

	$39,382,090	$34,194,115

Gray Television, Inc. Capital Accumulation Plan
Notes to Financial Statements

4.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service, dated October 25, 1995, regarding the Plan’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Employer has subsequently amended and restated the Plan by adopting a volume submitter program. An IRS determination letter has not been obtained for the Plan instrument as adopted, but an IRS opinion letter has been obtained by the volume submitter program sponsor regarding the original plan instrument. The volume submitter program received a favorable opinion letter from the Internal Revenue Service, dated September 4, 2001, regarding the program’s exemption from federal income tax under Section 401(a) of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan is qualified as of December 31, 2004, and as such, no provision for income tax has been included in the Plan’s financial statements.

5.	Transactions with Parties-In-Interest

Certain Plan investments are managed by Reliance Trust. Reliance Trust is the trustee of the Plan and therefore these transactions qualify as party-in-interest transactions. In addition, transactions involving the Common Stock Fund, which invests in the common stock of the Employer, also qualify as party-in-interest transactions.

6.	Reconciliation of Differences Between these Financial Statements and the Financial Information required on Form 5500

The following table presents a reconciliation of net assets available for benefits per these financial statements at December 31, 2004 and 2003 to the Form 5500:

	2004	2003

Net assets available for benefits per the financial statements	$41,063,370	$35,166,789
Current year employer contributions receivable	(1,385,479)	—
Due to employer, per the financial statements	54,000	—
Other, per the financial statements	(40,000)	—

Net assets per the Form 5500	$39,691,891	$35,166,789

The following table presents a reconciliation of the changes in net assets available for benefits per these financial statement and net income per the Form 5500 for the year ended December 31, 2004:

Net increase in net assets available for benefits per the financial statements	$5,896,581
Current year employer contributions receivable	(1,385,479)
Due to employer, per the financial statements	54,000
Other, per the financial statements	(40,000)

Net income per the Form 5500	$4,525,102

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

	Description of
	Investment Shares	Cost	Fair Value
Held in custody by Reliance Trust Company *
Guaranteed Fund			$541,754
American Funds American Balanced Fund	145,329	#	2,615,916
State Street Research Emerging Growth Fund	22,616	#	306,896
Lord Abbett Small Cap Value Fund	15,428	#	424,892
Henssler Equity Fund	1,355	#	19,626
Met Series Stock Index Fund Class II	3,335	#	36,157
JPMorgan Mid Cap Value Fund	16,358	#	360,704
Alger Mid Cap Growth Fund	6,604	#	111,406
American Funds Investment Company of America Fund	37,847	#	1,163,795
American Funds Growth Fund of America Fund	75,730	#	2,073,500
American Funds Europacific Growth Fund	21,421	#	763,225
Blackrock Government Income Fund	29,122	#	323,544
American Century Strategic Allocation Conservative Advisor Class	2,122,030	#	11,862,145
American Century Strategic Allocation Aggressive Advisor Class	713,334	#	5,492,672
American Century Strategic Allocation Moderate Advisor Class	626,348	#	4,234,113
Gray Television, Inc. *
Common Stock – Class A	18,360	409,194	432,556
Common Stock Common Stock Fund	339,358	6,978,530	7,818,679
Self Directed Brokerage Account Fund # YZ	227,292	223,720	227,292

Total held in custody by Reliance Trust Company*			38,808,871

Participant Loans (rates of interest lowest – 5%, Highest – 10.5%)*		#	573,219

			$39,382,090

*	Indicates a party-in-interest.

#	Not applicable for participant directed investments.

Gray Television, Inc. Capital Accumulation Plan
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2004

					(h)
					Current
					Value
(a)	(b)	(c)	(d)	(g)	Of Assets On	(i)
Identity of	Description of	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Asset	Price	Price	Asset	Date	Or Loss
Gray Television, Inc.	Gray Television, Inc.

	Common Stock Purchases
	of 416,662 shares	$8,670,154	$—	$8,670,154	$8,670,154	$—
	Sales of 361,009 shares	—	7,528,899	7,973,204	7,528,899	(444,305)

Note: The information required by columns (e) and (f) is not applicable.